Exhibit 99.1

Fortuna update on pre-commissioning and commissioning activities at its Lindero gold Project in Argentina

Vancouver, December 23, 2019-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on construction, pre-commissioning and commissioning activities at its 100 percent owned Lindero gold Project located in the Province of Salta, Argentina.

Jorge A. Ganoza, President, CEO and Director, commented, “Minor delays and unavailability of vendors due to holidays thwarted our best efforts to place ore on the leach pad prior to year end. Notwithstanding, primary and secondary crushing circuits are mechanically and electrically complete and are in the final stages of pre-commissioning. This will be followed by commissioning of the primary and secondary crushers by placing ore in the crushing circuit.” Mr. Ganoza continued, “Tertiary crushing and agglomeration still require minor terminations in the areas of electromechanical and piping. Pre-commissioning of these facilities is now scheduled for mid-January, once vendor technicians return to site.” Mr. Ganoza added, “Main construction contractors will work through Christmas and break from December 28th to January 3rd. Mine operations and pre-production work continue non-stop.” Mr. Ganoza concluded, “We are currently in the final phase of a two year construction project in Argentina. Our engineers and management team continue to provide the outstanding leadership required to ensure completion of the project.”

Construction, pre-commissioning and commissioning highlights:

•	As of the end of November 2019, the overall project is 85% complete
•	Primary and secondary crushing circuits: Pre-commissioning activities are being carried out and are in their final stages; placing of first ore to crushing is scheduled for the end of December
•	HPGR circuit: Final mechanical completion activities and vendor representative unavailability through the holidays have pushed back pre-commissioning activities to mid-January 2020
•	Agglomeration plant: Mechanical installation is complete and minor piping and electrical installation work is in the final stages; pre-commissioning is expected to commence in mid-January 2020
•	Power generation: 8 MW power plant and medium voltage power distribution system have been commissioned
•	Substations and electrical rooms: Crushing circuit, agglomeration plant substations and electrical rooms have been commissioned
•	Industrial water supply: Water wells and pumping system have been successfully tested, and the 13 kilometer water pipeline to the project site is being pre-commissioned

Lindero gold Project

18,750 tonnes per day crushing circuit and agglomeration plant

Primary and secondary crushing circuits are mechanically and electrically complete. Equipment is in the final stages of pre-commissioning and will be ready to receive ore at the end of December 2019. At the tertiary crushing circuit, acid wash of the HPGR´s hydraulic and lubrication systems has concluded and oil flushing of the systems is being carried out. Final mechanical adjustments and pre-commissioning of the tertiary crushing circuit will commence once vendor representatives return from the holiday roster rotation in the second week of January 2020; commissioning is expected by mid-February.

At the agglomeration plant mechanical installation has been completed and electrical installation is in its final stages. Substation and electrical rooms have been energized. Piping installation at both, cyanide preparation and agglomeration plants, is being finalized; pre-commissioning is expected in January 2020.

Primary crushing circuit

Secondary crushing circuit

Tertiary crushing circuit

Agglomeration plant

8 megawatt power plant

The mine’s 8 MW power plant and medium voltage power distribution system have already been commissioned.

8 MW power plant

Leach pad and solution ponds

Construction of the 31 hectare start-up leach pad area and solution ponds have been completed. Before ore stacking begins, the over liner height will be increased by 35 centimeters in a reduced area corresponding to the extent of the first lift.

Leach pad and solution ponds

ADR plant and gold refinery room

Equipment installation has been completed with piping and electrical work in progress. The substation and electrical room have already been installed. Pre-commissioning activities are expected to commence in February 2020.

ADR plant

ADR plant equipment installation work

Gold refinery room

SART plant

The SART plant is not mission critical for the start of gold production. Commissioning activities are scheduled to commence in April 2020. Mechanical and electrical installation works are 39% and 8% complete, respectively.

SART plant

Operational readiness and pre-production mining

As of the end of November 2019, the operational readiness plan implementation is proceeding according to plan and is 90 percent complete. Mine, maintenance, processing area, and logistics procedures have been completed. All key personnel for the operation are on site. Training for mine operators has been completed and processing area operators are finishing their training programs. Main supplies and consumables for the operation have been listed and are integrated into the logistics purchase program.

In early September 2019, pre-production mining at the Lindero deposit commenced. The owner operated mining fleet is performing according to the operation´s ramp-up plan achieving an average mining rate of 21,000 tonnes per day during November. The Company will provide an initial conciliation between ore mined and the geological block model in January 2020.

Lindero deposit mining operations

Industrial water supply

The water wells and pumping system have been successfully tested. The 13 kilometer water pipeline to the project site is being pre-commissioned.

Fresh water wells

Assay laboratory

Sample preparation and analysis for gold using fire assay with an atomic absorption finish (FA-AA) commenced at the temporary on-site laboratory in mid-October 2019 before transferring to the permanent on-site facility. A comprehensive Quality Assurance/Quality Control (QA/QC) program has been instigated, which includes the insertion of standards, blanks, and duplicates to monitor laboratory performance.

Assay laboratory

Further updates on the construction of the Lindero gold Project will be provided as the development of the Project proceeds. Please click on the following link to access Lindero’s construction video updates: https://fortunasilver.com/mines-and-projects/development/lindero-project-argentina/construction-videos/ and on the following link to access Lindero’s construction photo gallery: https://fortunasilver.com/mines-and-projects/development/lindero-project-argentina/construction-gallery/crushing-circuit/.

About the Lindero gold Project, Argentina

In September 2017, the commencement of construction at Lindero was officially launched (see Fortuna news releases dated September 21, 2017 and December 21, 2017). Lindero has been designed as an 18,750 tonnes per day owner operated open pit mine with a pit life of 13 years based on current Mineral Reserves. Crushed ore will be placed on a leach pad with the pregnant solution pumped to SART and ADR plants prior to electrowinning and refining where gold will be poured to doré bars.

The initial capital cost budget estimate for the construction of Lindero as set out in the technical report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina” dated effective October 31, 2017, including Year 3 investments advanced to pre-production, is forecast to increase to US$298 million, an increase of 22 percent over what was budgeted in the technical report; this amount does not include value added tax which is expected to be recovered in the first 24 months from the start of mining operations. The technical report of the Lindero Project is available on SEDAR at www.sedar.com and on the Company's website at https://fortunasilver.com/site/assets/files/4098/lindero-project-technical-report-effective-date-31-oct-2017.pdf.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; 2019 production and cost guidance; 2020 estimated production guidance; the Company’s exploration activities, including related capital expenditures; the timing of the completion of construction at Lindero; the timing of commissioning of the plant and the first doré pour; the timing of the commencement of commercial production; the construction costs at the Lindero Project and proposed expenditures at the Lindero Project. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna's mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form dated March 29, 2019 and filed on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.